

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

June 1, 2010

Mr. J. Michael Kirksey
Executive Vice President and Chief Financial Officer
Endeavour International Corporation
1001 Fannin Street, Suite 1600
Houston, Texas 77002

> **Re:** **Endeavour International Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Schedule 14A**
> **Filed April 20, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Filed May 7, 2010**
> **File No. 001-32212**

Dear Mr. Kirksey:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.   We direct your attention to Item 601(b)(10) of Regulation S-K. Please confirm that all material contracts have been filed. We note, in particular, that it does not appear that some of the agreements with your customers from whom you derive 10 percent or more of your sales have been filed. If you do not believe that such

contracts fall within the purview of Item 601(b)(10), please explain why.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Overview, page 39

2.   We note your statement that, "[yo]ur North Sea activities and assets represented
        the majority of our activity in 2007 and 2008," without disclosure regarding the
        majority of your activity in 2009. Please revise to include disclosure regarding
        your activities in 2009.

3.   Further, we note disclosure regarding revenue growth in 2008 as a result of the
        climb in oil prices without corresponding disclosure regarding revenue changes in
        2009 as a result of changes in oil and gas prices. Please revise to address the
        change in revenues for 2009.

4.   Please provide the basis for the statement regarding "the substantial growth in
        revenues" given that revenues decreased by approximately 36 percent from 2008
        to 2009 and approximately 46 percent from 2007 to 2009.

Results of Operations, page 40

5.   We note your statement that "[yo]ur revenues have increased significantly since
        2006…." Please provide the basis for the statement given that revenues in 2009
        were approximately 13% higher than in 2006 and have decreased by
        approximately 36 percent from 2008 to 2009 and approximately 46 percent from
        2007 to 2009.

6.   Please provide disclosure of any unusual or infrequent events or transactions or
        any significant economic changes that materially affected the amount of reported
        income from continuing operations that might explain your net loss in 2009 as
        compared to your net income in 2008. In particular, we note that your discussion
        regarding your revenues reflect changes in revenues in 2009 compared to 2006
        and not 2008. In addition, your revenue disclosure is presented solely in tabular
        format without a discussion as to the specific reasons revenues were lower in
        2009 than in 2008.

7.   We note in the table on page 42 you provided the total production information
        that is required by Item 1204(a) of regulation S-K for each of your reported
        geographical areas. Please expand these disclosures to also provide production
        information by final product sold, of oil, gas and other products. Additionally,
        please provide similar information for each field that contains 15% or more of
        your total proved reserves, or explain to us why you concluded that the

information for each significant field was not required.

Liquidity and Financial Resources, page 52

8.   In the penultimate paragraph on page 53, in your discussion of the Junior and Senior Bank Facilities, you make reference to "probable" reserves. However, there does not appear to be any further explanation as to what these are or why you do not report them with your proved reserve disclosures. We also note "probable" reserves are now part of your Junior Facility financial covenants. Accordingly, please expand your disclosure to more fully explain what "probable" reserves are, and why you exclude them from your reserves but include them in your financial covenant calculations.

Critical Accounting Policies and Estimates, page 55

Dismantlement, Restoration and Environmental Costs, page 59

9.   We note that in your earlier risk disclosure entitled, "The cost of decommissioning is uncertain," on page 25, you state: "*To date, the industry has little experience of removing oil and gas structures from the North Sea. Few of the structures in the North Sea have been removed…Because experience is limited, we cannot precisely predict the costs of any future decommissions for which we might become obligated.*" However, it is unclear whether you have recorded any asset retirement obligation for your activities in the North Sea. Accordingly, please confirm to us whether you have recorded an obligation related to your North Sea activities and, if so, at what amount, and revise your corresponding critical accounting policy disclosure to address all material estimates and assumptions you applied in establishing such obligation.

Balance Sheets, page 63

10.   Please include the amount of oil and gas property costs not subject to amortization, for each year presented, on the face of the balance sheets, or tell us why you believe this disclosure is not required. Refer to Rule 4-10(c)(7)(ii) of Regulation S-X, for further guidance.

Statement of Cash Flows, page 66

11.   We note in your "*Adjustments to reconcile net income (loss) to net cash provided by operating activities*" that you included a positive adjustment of $16.8 million labeled as "Other." As this amount represents 30.2% of your total operating cash provided in 2009, with a view towards expanded disclosure, please tell us what significant components are included in this amount.

Notes to Financial Statements, page 69

Note 2 – Summary of Significant Accounting Policies, page 69

Principles of Consolidation, page 69

12.   We note that you recently entered into several joint ventures, associated with your
        unconventional onshore resource shale plays. However, it is unclear from your
        consolidation policy how you account for such joint ventures in your consolidated
        financial results. Accordingly, in future filings, please expand your consolidation
        policy disclosure to clarify your accounting methodology corresponding to your
        joint venture investments.

Adoption of New Accounting Standards, page 76

13.   We note the disclosure of your adoption of the *Oil and Gas Modernization*
        standard. Please expand your disclosure to also address the effect of initially
        applying this standard, or state that such effect was not significant or not
        practicable to estimate, if true. Please refer to FASB ASC Topic 932-10-65-1(d),
        for additional guidance.

Note 5 – Property and Equipment, page 80

14.   Please expand your disclosure to present the amortization expense for each cost
        center for each year presented, or tell us why you believe such disclosure is not
        required. Refer to Rule 4-10(c)(7)(i) of Regulation S-X, for additional guidance.

Note 6 – Goodwill, page 81

15.   The amount of goodwill for 2008 does not mathematically agree with the
        corresponding amount presented on the balance sheet. Accordingly, please revise
        your disclosure to eliminate this inconsistency, or explain to us why no revision is
        necessary.

Note 9 – Debt Obligations, page 83

16.   We note you are subject to various financial covenants under your senior bank
        facility, and describe the corresponding financial covenant requirements. Please
        confirm to us that you were in compliance with each of the financial covenants
        described, as of December 31, 2009, and as of March 31, 2010, for both your
        senior and junior bank facilities. Additionally, please tell us whether you are at
        near risk of violating any of the restrictive covenants and, if so, which covenants

and how much "cushion" remains before a violation might occur.

Note 11 – Equity, page 87

Convertible Preferred Stock, page 89

17.   We note that you adjusted the conversion price of your Series C Preferred Stock
        to $1.25 per share in connection with the redemption and modification of the
        Series C Preferred Stock in November 2009. We also note that you recorded the
        modified Series C Preferred Stock at fair value, as it appears that you determined
        that the original Series C Preferred Stock had been settled (or extinguished) and
        the modified preferred stock represented a new issuance. If this is correct, please
        explain how you evaluated the Series C Preferred Stock, as amended in
        November 2009, to determine whether it included a beneficial conversion option
        in accordance with FASB ASC Topic 470-20-25. Please explain how you
        evaluated whether the modified (or new) Series C Preferred Stock issued in
        November 2009 represented a new commitment date for purposes of determining
        the fair value of your common stock to be used to measure the intrinsic value of
        the embedded conversion option. If you determined that you were not required to
        evaluate whether the instrument contained a beneficial conversion option because
        the conversion option represented a derivative, please provide that analysis to us.

Note 12 – Income Taxes, page 91

18.   Please provide all of the disclosures required by FASB ASC Topic 740-10-50-15
        and 740-10-50-19, or tell us why you believe such disclosures are unnecessary.

Note 23 – Subsequent Events, page 110

Asset Acquisitions, page 110

19.   Please specifically disclose the factual basis for, and the context of, the statement
        you make regarding an "…unproven, but highly prospective new multi-target gas
        shale play in Alabama…."

Note 24 – Supplemental Oil and Gas Disclosures (Unaudited), page 113

Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities, page 114

20.   We note in your 2009 tabular presentation of "Total costs incurred" that two of
the line items under "Acquisition costs" are labeled as "Proved." Please revise
your disclosure to combine these lines, if each represents proved acquisition
costs, or re-label the line items to properly characterize the nature of each cost
incurred.

Standardized Measure of Discounted Future Net Cash Flows, page 119

21.   In the second paragraph of your disclosure, you state, "Estimates of future cash
inflows are based on prices at year end." However, such methodology does not
appear to comply with FASB ASC Topic 932-235-50-31a, for your 2009
calculations. Additionally, the disclosure here appears to be inconsistent with
your corresponding disclosure on page 116, pertaining to the pricing methodology
you describe as being used.   Please confirm to us the pricing methodology you
used in determining your standardized measure of discounted future net cash
flows for 2009 and, if necessary, revise any corresponding disclosures and
calculations.

Exhibit 32.2

22.   We note that your officer's Section 906 certification referenced "Form 10-Q,"
rather than "Form 10-K." Please amend your filing to include officers'
certifications for each of your officers that correctly identify the filing to which
the corresponding certification pertains. Additionally, also include updated
Section 302 certifications for each of your officers in such amendment.

Exhibit 99.1

23.   We note in your independent third-party engineers' audit of your estimates of
proved reserves, they concluded, in their opinion, that, "the estimates of
Endeavour's proved reserves and future revenue shown herein are, in the
aggregate, reasonable." The Society of Petroleum Engineers' guidance specifies
that "reasonable" agreement requires no aggregate difference larger than 10%.
Please confirm to us that there was no aggregate difference that exceeded this
threshold or, if there was, explain to us the underlying reasons for such difference
and how you and your third-party engineers addressed it.

Schedule 14A

Compensation Discussion and Analysis, page 26

24.   We note that your Compensation Committee "…evaluated 2009 as a very successful
        year…" and noted "…a significant improvement in company performance." Please
        provide the factors the compensation committee used in making this conclusion. In
        addition, please indicate the significant improvements made by the company in light
        of the company's performance in 2009 compared to 2008.

Base Salary, page 30

25.   You disclose that the compensation committee uses the market data from your
        peer group to benchmark compensation of its named executive officers. Please
        provide the percentiles represented by actual compensation paid for 2009.

Annual Bonus for 2009 Performance, page 31

26.   Please provide further analysis of how you arrived at and why you paid each of
        the particular levels and forms of compensation for 2009. For example, you state
        that the annual bonuses were based on "substantial achievement of [y]our
        objectives" and "corporate financial performance," but also states that the
        approach "does not include specific objective measures." Please provide
        sufficient quantitative and qualitative analysis of the factors the compensation
        committee considered in making specific compensation awards.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, or Christopher J. White, Branch Chief, at (202) 551-3461, if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown, at (202) 551-3265, Michael Karney, at (202) 551-3847, or me, at (202) 551-3740, with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director